# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IBIO, INC., CIK 0001420720
CUSIP: 451033708
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-004199
Filed by CIK 0001754540

## Reporting persons
- Patrick J. Crutcher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 847,044; shared voting power 0; sole dispositive power 847,044; shared dispositive power 0; aggregate amount beneficially owned 847,044 (3.1% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: IBIO, INC.
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, California 92121

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 to Schedule 13G is being filed by Patrick J. Crutcher (the "Reporting Person"). The ownership percentages are based upon 27,472,651 shares of Common Stock outstanding as disclosed in the Issuer's final prospectus filed with the with SEC on June 24, 2025.
Address of principal business office or, if none, residence: The address for the Reporting Person is: 650 Ponce De Leon Ave., Suite 300 #2347, Atlanta, GA 30308.
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, the Reporting Person beneficially owns 847,044 shares of Common Stock of the Issuer, consisting of 546,606 shares of Common Stock and warrants to purchase up to 300,438 shares of Common Stock representing 3.1% of the outstanding shares of Common Stock the Issuer. This filing represents an exit filing for the Reporting Person.
Percent of class: 3.1 %
Sole power to vote or to direct the vote: 847,044
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 847,044
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Patrick J. Crutcher: /s/ Patrick J. Crutcher, Patrick J. Crutcher (07/30/2025)